UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

New Found Gold Corp.
(Exact name of registrant as specified in its charter)
British Columbia, Canada
(State or other jurisdiction of incorporation or organization)

001-39966
(Commission File Number)

Suite 3500, 1133 Melville Street, The Stack Vancouver, British Columbia Canada V6E 4E5
(Address of principal executive office)

Keith Boyle – 1 (416) 910-4653
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ____.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

SECTION 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Not applicable

Item 1.01 Exhibit

Not applicable

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

New Found Gold Corp. (“New Found Gold”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). New Found Gold is relying on the alternative reporting provisions of Item 2.01 and providing its ESTMA report for the year ended December 31, 2025, to satisfy the requirement of item 2.01. New Found Gold’s ESTMA report is available on New Found Gold’s website at https://newfoundgold.ca/investors/financial-reporting/. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

New Found Gold is also filing on behalf of its subsidiary Maritime Resources Corp. (“Maritime”). Maritime is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2025 to satisfy the requirements of Item 2.01. Maritime’s ESTMA report is available on New Found Gold’s website at https://newfoundgold.ca/investors/financial-reporting/. The payment disclosure required by Form SD for Maritime is included as Exhibit 2.02 to this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibits are filed as part of this report.

Exhibit Number	Description
2.01	Interactive Data File (New Found Gold Form SD for the year ended December 31, 2025, filed in XBRL)
2.02	Interactive Data File (Maritime Form SD for the year ended December 31, 2025, filed in XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.
(Registrant)

Date:	July 7, 2026	By:	/s/ Keith Boyle
Keith Boyle
Chief Executive Officer